EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2019 and 2018

The following Management’s Discussion and Analysis (“MD&A”) for Alio Gold Inc. together with its wholly owned subsidiaries (“Alio” or “the Company”) is prepared as of November 6, 2019, and relates to the financial condition and results of operations for the three and nine months ended September 30, 2019 and 2018. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the condensed interim consolidated financial statements (“interim financial statements”) and related notes for the three and nine months ended September 30, 2019 and 2018, which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As such, the interim financial statements do not contain all the disclosures required by IFRS for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended December 31, 2018 and 2017 (“consolidated financial statements”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The three months ended September 30, 2019 and 2018, are also referred to as “Q3 2019” and “Q3 2018”, respectively. The nine months ended September 30, 2019 and 2018, are also referred to as “YTD 2019” and “YTD 2018”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

On May 25, 2018, the Company acquired Rye Patch Gold Corp. (“Rye Patch”). All Rye Patch financial and operational information contained within this MD&A includes the period since the acquisition from May 25, 2018, to September 30, 2019, unless otherwise stated.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measures of cash cost per gold ounce on a by-product basis and all-in sustaining cost per gold ounce on a by-product basis throughout this document. For further information and detailed calculations of these measures, see the “Non-GAAP and additional GAAP Measures” section of this document.

Q3 2019 OPERATIONAL OVERVIEW AND RECENT DEVELOPMENTS

-	Consolidated production totalled 17,787 ounces at cash cost and all-in sustaining cost (1) (“AISC”) of $1,239 per gold ounce and $1,369 per gold ounce, respectively, during Q3 2019.

Florida Canyon Mine Highlights

-	Produced 9,620 ounces of gold at cash cost and AISC (1) of $1,263 per gold ounce and $1,281 per gold ounce, respectively.

-

On October 2nd, the Company announced the signing of lease agreements for the acquisition of new loading and hauling equipment at Florida Canyon Mine (“Florida Canyon”). The fleet is comprised of thirteen 90-tonne haul trucks and three matched front-end loaders. A maintenance and services contract was also signed that provides guaranteed mechanical availability of the new fleet and encompasses all required maintenance activities over the life of the lease agreement. The lease agreements and accompanying maintenance contract are for an approximate five-year term, depending on the actual hours of operation, after which the equipment can be purchased for approximately $2.0 million.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

-

On July 15th, Maverix Metals Inc. (“Maverix”) filed for arbitration regarding the allowed deductions in the calculation of the royalty it holds on the Florida Canyon Mine. The Company has followed the historic deduction calculation methods since inception of the royalty in 2013. The Company believes it has a strong position and will vigorously defend its interests. Further information is provided in the Contingencies section.

San Francisco Mine Highlights

-	Produced 8,166 ounces of gold at cash cost and AISC (1) of $1,210 per gold ounce and $1,254 per gold ounce, respectively.
-

Processing of the low-grade stockpile will continue until the end of fiscal 2019. Production and costs are meeting expectations and the mine has made significant progress in reducing its net working capital deficiencies.

Ana Paula Project Highlights

-

All exploration and development activity at the Ana Paula Project (“the Project” or “Ana Paula”) remains suspended. The Company continues to maintain and ensure security at the site and fulfill required concessions payments.

Management Changes

-

Alio hired Paul Jones as Senior Vice President of Corporate Development. In his 17-year career, he has had various roles with an intermediate copper company and was previously an investment banker focused on the mining and metals sector.

OVERVIEW OF THE BUSINESS

Alio Gold Inc. is a gold mining company engaged in the operation, development and exploration of gold mines. Alio’s vision is to create value for all its stakeholders through the profitable operation of its mines.

Alio operates two open-pit heap leach mines: the Florida Canyon Mine, in Nevada, United States (“US”), located approximately 210 kilometres north of Reno and the San Francisco Mine (“San Francisco”) in the state of Sonora, Mexico, located approximately 150 kilometres north of Hermosillo and 120 kilometres south of the United States/Mexico border via Highway 15 (Pan-American Highway). In addition, Alio has exploration stage projects in Mexico and the US.

The Company’s development stage Ana Paula Project is located in the north central part of the State of Guerrero in southern Mexico, 180 kilometres from Mexico City and 250 kilometres away from the port city of Acapulco. The Project is located on the highly prospective Guerrero Gold Belt, approximately 7.5 kilometres northwest of Torex’s El Limon-Guajes mine. Ana Paula is comprised of two mineral concessions totalling approximately 4,200 hectares, with approximately 52,000 additional hectares in the surrounding area. Ana Paula currently has estimated Proven and Probable Mineral Reserves based on a Pre-Feasibility Study (“PFS”) (2) of 13.4 million tonnes grading 2.36 gram per tonne gold (1.0 million ounces of gold contained). The Project has been suspended as the Company currently does not have access to the capital required to advance the project.

The Company’s current sources of operating cash flows are primarily from the sale of gold and silver contained in doré bars produced at the mine sites. The doré is refined offsite and the refined gold and silver is sold primarily in the London spot market. As a result, Alio is not dependent on a particular purchaser.

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)	Refer to the Ana Paula technical report NI 43-101 Preliminary Feasibility Study, Guerrero, Mexico, dated May 16, 2017, available on the Alio Gold Inc. website (www.aliogold.com).

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

FLORIDA CANYON GOLD MINE - OPERATIONS REVIEW

The Florida Canyon Mine is located between Lovelock and Winnemucca, Nevada. Florida Canyon is an open pit operation, with crushing and heap leach processing facilities. Mineral reserves are 1,013,000 proven and probable contained gold ounces (85.9 million tonnes at 0.37 grams per tonne gold) as of November 1, 2018. Total measured and indicated gold resources totaled 1,711,000 ounces as of July 31, 2018.

The following is a summary of Florida Canyon’s production statistics:

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018 Post- Acquisition (1)	YTD 2019	YTD 2018 (2)
MINING
Ore mined (dry kt)	1,423	1,324	1,826	2,000	1,806	660	4,573	5,115
Average ore mined grade (g/t Au)	0.25	0.35	0.32	0.26	0.33	0.34	0.31	0.34
Waste mined (kt)	1,442	1,106	1,752	2,164	2,051	747	4,300	6,204
Total mined (kt)	2,865	2,431	3,577	4,164	3,858	1,407	8,873	11,320
Strip ratio	1.01	0.84	0.96	1.08	1.14	1.13	0.94	1.21
Average total mined (t/d)	31,142	26,712	39,748	45,261	41,930	46,889	32,502	41,463
Cost per tonne mined	$2.31	$2.69	$1.73	$1.44	$1.67	$2.02	$2.18	$1.65
CRUSHING AND PROCESSING
Ore processed (kt)	1,389	1,368	1,869	2,006	1,782	719	4,626	5,541
Average ore processed grade (g/t Au)	0.25	0.35	0.32	0.29	0.30	0.33	0.31	0.32
Average ore processed per day (t/d)	15,098	15,038	20,763	21,799	19,319	23,969	16,946	20,282
Cost per tonne processed	$4.53	$3.76	$3.22	$3.33	$3.84	$3.44	$3.78	$3.42
Gold deposited on pad (ozs)	11,235	15,265	18,977	18,653	17,001	7,727	45,477	57,398
Cost per tonne - administration	$0.73	$1.05	$0.49	$0.87	$0.53	$0.58	$0.73	$0.62
PRODUCTION
Gold sold (ozs)	9,969	11,834	12,201	12,985	11,517	5,551	34,004	34,090
Gold produced (ozs)	9,620	11,253	12,263	12,922	11,998	4,724	33,136	34,431
Silver produced (ozs)	6,793	8,577	8,648	8,590	8,960	4,142	24,019	23,403
COSTS
Cash cost per gold ounce on a by-product basis	$1,263	$1,268	$1,110	$1,083	$1,014	$1,196	$1,210	$-
All-in sustaining cost per gold ounce on a by-product basis (3)	$1,281	$1,302	$1,220	$1,220	$1,060	$1,215	$1,266	$-
Total days in period	92	91	90	92	92	36	273	273

(1)	Information provided is for the period May 25, 2018, to June 30, 2018.
(2)	Information provided includes Rye Patch pre-acquisition statistics.
(3)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q3 2019 compared to Q3 2018

Gold production decreased to 9,620 ounces during Q3 2019 compared to 11,998 ounces during Q3 2018 as the result of low overall equipment availability resulting in lower mining rates and which negatively impacted ore delivered for processing. Ore grade was also negatively impacted due to low equipment availability which caused significant deviations from the mine plan.

The ore processed during Q3 2019 decreased 22% compared to Q3 2018. Additionally, the grade of the ore processed decreased 17% during Q3 2019 compared to during Q3 2018. This resulted in a decrease of the gold ounces deposited on pad to 11,235 ounces during Q3 2019 compared to 17,001 ounces during Q3 2018.

Costs of mining were $6.6 million during Q3 2019 compared to $6.7 million during Q3 2018. Cost per tonne mined was $2.31 compared to $1.67 during Q3 2018 due to higher maintenance costs. The increase on a per unit basis is also more pronounced due to the lower amount of tonnes mined.

Cost per tonne processed was $4.53 compared to $3.84 during Q3 2018. Processing costs were $6.3 million compared to $6.8 million during Q3 2018. The lower availability of the mining equipment impacted the crusher throughput, which accentuates the increase on a cost per tonne basis.

Review of Operations for YTD 2019 compared to YTD 2018

The Florida Canyon Mine was acquired on May 25, 2018. The YTD operational review following the Rye Patch acquisition is consistent with the Review of Operations for Q3 2019 compared to Q3 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

San Francisco is located in the Arizona-Sonora desert in the north of the Mexican state of Sonora. San Francisco is an open pit operation, with crushing and heap leach processing facilities, and mineral reserves of 794,272 proven and probable contained gold ounces and 60,200 low-grade stockpile gold ounces (55.5 million tonnes at 0.49 grams per tonne gold). Total measured and indicated gold resources totaled 1,484,197 ounces as of July 1, 2018.

The following is a summary of San Francisco’s production statistics:

	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	YTD 2019	YTD 2018
MINING
Ore mined (dry kt)	-	-	-	1,160	1,539	-	4,886
Average ore mined grade (g/t Au)	-	-	-	0.48	0.48	-	0.47
ROM mined (dry kt)	-	-	-	-	118	-	1,762
Average ROM mined grade (g/t Au)	-	-	-	-	0.14	-	0.17
Waste mined (kt)	-	-	-	3,618	1,995	-	11,892
Total mined (kt)	-	-	-	4,778	3,652	-	18,540
Strip ratio	-	-	-	3.12	1.20	-	1.79
Average total mined (t/d)	-	-	-	51,936	39,701	-	67,914
Cost per tonne mined (1)(2)	$1.13	$1.13	$1.18	$2.05	$2.37	$1.14	$2.02
CRUSHING AND PROCESSING
Ore processed (kt)	1,608	1,744	1,619	1,577	1,602	4,971	4,934
Average ore processed grade (g/t Au)	0.25	0.27	0.27	0.42	0.48	0.27	0.45
Ore from stockpile processed (kt)	1,493	1,644	1,533	342	38	4,670	38
Average ore stockpiled grade (g/t Au)	0.23	0.23	0.23	0.24	0.25	0.23	0.25
Average ore processed per day (t/d)	17,477	19,167	17,994	17,139	17,420	18,211	18,074
Cost per tonne processed	$4.20	$4.33	$4.60	$4.89	$5.40	$4.37	$5.13
Gold deposited on pad (ozs)	12,809	15,349	14,290	21,168	25,305	42,448	81,299
Cost per tonne - administration	$0.62	$0.53	$0.68	$0.67	$0.72	$0.61	$0.77
PRODUCTION
Gold sold (ozs)	8,298	9,877	11,785	9,000	11,521	29,960	43,545
Gold produced (ozs)	8,166	10,230	10,968	10,292	11,608	29,364	43,698
Silver produced (ozs)	2,734	5,112	6,274	4,204	3,912	14,120	20,570
COSTS
Cash cost per gold ounce on a by-product basis (5)	$1,210	$1,077	$1,076	$1,311 (3)	$1,189	$1,114	$987
All-in sustaining cost per gold ounce on a by-product basis (4,5)	$1,254	$1,079	$1,154	$1,558 (3)	$1,315	$1,157	$1,196
Total days in period	92	91	90	92	92	273	273

(1)	Cost per tonne mined in fiscal 2019 represents low-grade stockpile rehandling costs.
(2)	During Q4 2018, cost per tonne mined excluded diesel credit.
(3)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis would be $2,915 for Q4 2018. Including the inventory impairment, AISC per gold ounce on a by-product basis would be $3,162 for Q4 2018.

(4)	AISC excludes corporate and administrative expenses and accretion for site reclamation and closure.
(5)

Adjusted to exclude inventory impairment of $8.8 million for Q3 2019. Including the inventory impairment, cash cost per gold ounce on a by-product basis would be $2,274 for Q3 2019. Including the inventory impairment, AISC per gold ounce on a by-product basis would be $2,318 for Q3 2019.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Operations for Q3 2019 compared to Q3 2018

Mining activity at San Francisco has ceased and low-grade stockpile material is being processed through the crushing circuit. Total tonnes processed were similar to Q3 2018 but grade processed was 48% lower. As a result, San Francisco produced 30% fewer gold and silver ounces, as compared to Q3 2018 due to fewer ounces deposited. AISC was lower during Q3 2019 compared to Q3 2018 due to lower production costs, offset by lower gold production.

Review of Operations for YTD 2019 compared to YTD 2018

Mining activity at San Francisco has ceased and low-grade stockpile material is being processed through the crushing circuit. Total tonnes processed were 1% higher than during YTD 2018 but grade processed was 40% lower compared to YTD 2018. As a result, San Francisco produced 33% and 31% fewer gold and silver ounces, respectively, as compared to YTD 2018 due to fewer recoverable ounces deposited. AISC was lower during YTD 2019 compared to YTD 2018 due to lower production costs, offset by lower gold production.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY RESULTS

		Q3 2019		Q2 2019		Q1 2019		Q4 2018		Q3 2018		Q2 2018		Q1 2018		Q4 2017		YTD 2019		YTD 2018
FINANCIAL RESULTS
Metal revenues		$27,011		$28,457		$31,405		$27,015		$27,941		$26,233		$23,338		$20,593		$86,873		$77,512
(Loss) earnings from operations (1)		$(127,933)		$(1,860)		$671		$(22,007)		$(10,760)		$(106)		$3,651		$(547)		$(129,122)		$(7,215)
(Loss) earnings		$(127,141)		$(3,830)		$1,601		$(16,838)		$(3,720)		$3,284		$3,230		$(2,853)		$(129,370)		$2,794
(Loss) earnings per share
-Basic		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$(1.53)		$0.04
-Diluted		$(1.50)		$(0.05)		$0.02		$(0.20)		$(0.04)		$0.05		$0.07		$(0.06)		$(1.53)		$0.04
Cash (used in) provided by operating activities (2)		$(1,571)		$(365)		$2,525		$(4,743)		$(4,194)		$(10,178)		$(2,263)		$(2,183)		$589		$(16,635)
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil
OPERATING RESULTS
Gold sold (ozs)		18,267		21,711		23,986		21,985		23,038		20,126		17,449		16,067		63,964		60,613
Gold produced (ozs)		17,787		21,483		23,231		23,214		23,606		19,190		17,624		16,070		62,500		60,420
Silver sold (ozs)		10,513		14,936		14,404		12,298		13,453		13,334		5,826		7,873		39,853		32,613
Average realized gold price (per oz)		$1,375 (3)		$1,301 (3)		$1,300 (3)		$1,233 (3)		$1,271 (3)		$1,293		$1,332		$1,274		$1,315 (3)		$1,297 (3)
Average London PM fix gold price (per oz)		$1,472		$1,309		$1,304		$1,226		$1,213		$1,306		$1,329		$1,275		$1,364		$1,283
By-product cash cost (1) (per oz)		$1,239 (5)		$1,181		$1,094		$1,176 (4)		$1,102		$1,018		$884		$1,041		$1,164 (5)		$1,011
All-in Sustaining cost (1) (per oz)		$1,369 (5)		$1,307		$1,278		$1,468 (4)		$1,293		$1,314		$1,262		$1,357		$1,314 (5)		$1,291

(1)	Refer to the “Non-GAAP and Additional GAAP Measures” section of the MD&A.
(2)

Transaction costs related to the acquisition of Rye Patch have been reclassified from investing to operating cash flows in Q1, Q2, and Q3 2018 to conform with the presentation in the 2018 consolidated financial statements. For Q1 2018, Q2 2018, Q3 2018 and YTD 2018, cash used in operating activities was adjusted by $437, $1,888, $660 and $2,985 respectively.

(3)	The average realized gold price includes realized gains (loss) on derivatives.
(4)

Adjusted to exclude inventory impairment of $14.4 million for Q4 2018. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,833 for Q4 2018. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $2,125 for Q4 2018.

(5)

Adjusted to exclude inventory impairment of $8.8 million for Q3 2019. Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,722 and $1,302 for Q3 2019 and YTD 2019, respectively. Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $1,853 and $1,452 for Q3 2019 and YTD 2019, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for Q3 2019 compared to Q3 2018

The Rye Patch financial information is included for the period post-acquisition.

Loss for the Company was $127.1 million ($1.50 per share) compared to $3.7 million ($0.04 per share) during Q3 2018 as a result of the following factors:

Metal revenues

Revenues decreased 3% or $0.9 million as the Company sold 4,771 fewer gold ounces. The Florida Canyon Mine sold 9,969 gold ounces for $14.7 million compared to 11,525 gold ounces for $13.9 million during Q3 2018.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $31.6 million compared to $25.6 million during Q3 2018.

Costs of mining were $8.3 million compared to $14.0 million during Q3 2018. This decrease is primarily due to the cessation of mining at San Francisco. Low-grade stockpile rehandling costs are allocated to costs of mining and were $1.7 million compared to $nil during Q3 2018. Florida Canyon contributed $6.6 million compared to $6.7 million during Q3 2018.

Crushing and gold recovery costs were $13.0 million compared to $15.5 million during Q3 2018. This decrease is primarily due to the cessation of mining at San Francisco. Cyanide costs, maintenance costs and labour costs were $1.3 million, $0.3 million and $0.2 million lower, respectively, compared to Q3 2018. Florida Canyon contributed $6.3 million compared to $6.8 million during Q3 2018.

Mine site administrative costs were $2.0 million compared to $2.2 million during Q3 2018. At San Francisco, there was a decrease in consulting fees of $0.1 million compared to Q3 2018. Florida Canyon contributed $1.0 million compared to $1.1 million during Q3 2018.

Change in inventories increased cost of sales by $7.5 million compared to a decrease of $7.3 million during Q3 2018. This increase is mainly due to the $8.8 million impairment at San Francisco resulting from a reduction in recoverable ounces and net realizable value expected to be achieved during residual leaching. This is offset by Florida Canyon which decreased by $1.9 million compared to $3.8 million during Q3 2018. There were more ounces produced from the pad than ounces recoverable deposited on the pad during Q3 2019, the cost per ounce of the ounces going to the pad is increasing.

Depletion and depreciation costs form a component of cost of sales and were $2.6 million compared to $1.4 million during Q3 2018. Florida Canyon contributed $1.3 million compared to $0.4 million during Q3 2018.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $1.5 million compared to $2.7 million during Q3 2018. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $0.7 million compared to $1.2 million due to termination benefits during Q3 2018. Consulting and professional fees were $0.5 million compared to $1.0 million due to additional tax and accounting fees during Q3 2018. The significant non-cash component of these expenses includes share-based payments, which were a recovery of $0.1 million compared to $0.1 million during Q3 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Impairment of mineral properties and other assets

During Q3 2019, impairment of mineral properties and other assets was $119.2 million compared to $9.0 million during Q3 2018.

San Francisco Mine

The Company identified the following indicators of impairment during Q3 2019:

•	Sustained decrease in the market capitalization of the Company;
•	Sustained losses from mining operations at the San Francisco Mine; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the mine plan as the existing mine plan was uneconomic at current and forecast gold prices.

Due to the significant changes to the San Francisco Mine plan, which foresees a curtailment of mining operations during Q4 2019 with the mine being placed on care and maintenance until economic conditions improve, a detailed assessment was completed on the recoverable value of the San Francisco Mine and related assets based on various sources of information.

The recoverable value of the San Francisco Mine cash generating unit was determined based on its fair value less cost of disposal (“FVLCD”) estimated utilizing external market comparisons and internal modelling and projections in a discounted cash flow model. The FVLCD was determined using management’s best estimate of recoverable mineral reserves and resources, future operating costs, capital expenditures and foreign exchange rates. The other key assumptions in determining the recoverable value was gold price of $1,400 per ounce and a discount rate of 8%. An impairment of $34.1 million was incurred to reduce the exploration and evaluation assets, mineral property, and plant and equipment.

The Company also evaluated the collection certainty of the income tax refund receivable in Mexico. An impairment of $4.1 million was recognized.

Ana Paula Project

The Company identified the following indicator of impairment during Q3 2019:

•	Sustained decrease in the market capitalization of the Company; and,
•	A reassessment of the outlook and change in strategy requiring a significant change to the exploration and development activity at Ana Paula.

For the Ana Paula Project, the Company determined that significant changes in the planned exploration and development activity resulted in an indicator of impairment. A detailed assessment was completed on the recoverable value of Ana Paula and related assets based on various sources of information. The recoverable value of the Ana Paula Project was determined on a fair value less costs to sell basis based on external market comparisons. As a result of this assessment, the Company recognized an impairment charge in the amount of $74.8 million to reduce the exploration and evaluation assets, and plant and equipment value, to its recoverable amount.

The Company reassessed the estimated carrying value of the El Sauzal Plant. An impairment of $3.0 million was recognized as a result of a reduction in fair value less cost to sell.

Florida Canyon Mine

The Company evaluated the aged machinery and equipment based on expected usage over the life of mine with the expected replacement of the fleet during Q4 2019. An impairment of $3.1 million was incurred.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Finance expense (income), net

Finance expense was $0.4 million compared to $0.1 million during Q3 2018. This is due to a non-cash warrant revaluation gain of $nil compared to $0.7 million during Q3 2018. Accretion expense was $0.3 million compared to $0.4 million during Q3 2018. Interest and accretion expense on the equipment loans payables and other financial liability was $0.1 million compared to interest expense on other financial liability and credit facility of $0.4 million during Q3 2018.

(Loss) gain on the derivative contracts

Loss on the derivative contracts was $1.3 million compared to a gain of $7.8 million during Q3 2018.

Zero cost collars

The Company holds open option contracts whereby the Company purchased the option to sell gold ounces at a set price (“put option”) and financed the purchase price of this put option by selling the right to a third party to purchase a number of the Company’s gold ounces at a set price (“call option”). The carrying value of the derivative liability is based on the valuation of the outstanding gold option contracts using Level 2 inputs and valuation techniques.

During Q3 2019, the realized loss was $1.7 million on contracts covering 12,000 gold ounces compared to a realized gain of $0.6 million during Q3 2018 on contracts covering 15,000 gold ounces.

During Q3 2019, the unrealized gain was $0.4 million on contracts covering 12,000 gold ounces compared to $0.3 million during Q3 2018 on contracts covering 15,000 gold ounces.

At November 6, 2019, contracts covering 8,000 gold ounces were unsettled and contracts covering 4,000 gold ounces were settled for a realized loss of $0.6 million.

Forward sales contracts

The Company had no forward contracts during Q3 2019. During YTD 2019, a loss of $0.1 million was incurred on these contracts.

During Q3 2018, 14,822 ounces were settled during Q3 2018 resulting in a realized gain of $0.9 million. The revaluation of the remaining contracts resulted in an unrealized gain of $5.9 million. During YTD 2018, the realized and unrealized gain on the contracts was $1.0 million and $12.2 million, respectively.

Income taxes

Income tax recovery was $3.0 million compared to an expense of $1.2 million during Q3 2018.

The current tax recovery was $0.5 million compared to current tax expense of $0.5 million during Q3 2018. Both San Francisco and Florida Canyon did not generate taxable income and thus there was no current income tax expense for the period. The recovery is a result of fiscal 2018 income tax completion.

Deferred tax recovery was $2.5 million compared to an expense of $0.8 million during Q3 2018. At Florida Canyon loss carryforwards reduced the deferred tax liability. At San Francisco, the impairment resulted in reduction of the accounting base of assets and reversal of the deferred tax liability.  During Q3 2018, at San Francisco, the depreciation of the Mexican Peso led to a decrease in the tax base of mining assets increasing the deferred tax liability. Additionally, the derivative gain increased deferred tax expense by $1.3 million.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Review of Consolidated Financial Information for YTD 2019 compared to YTD 2018

The Rye Patch financial information is included for the period post-acquisition.

Loss for the Company was $129.4 million ($1.53 per share) compared to earnings of $2.8 million ($0.04 per share) during YTD 2018 as a result of the following factors:

Metal revenues

Revenues increased 12% or $9.4 million as the Company sold 3,351 more gold ounces and realized a 1% higher average gold price of $1,315 per ounce. The Florida Canyon Mine sold 34,004 ounces for $46.1 million compared to 17,068 ounces for $21.1 million during YTD 2018.

Cost of sales

Production costs, which comprise the full cost of operations excluding depreciation and depletion, form a component of cost of sales and were $84.0 million compared to $61.8 million during YTD 2018.

Costs of mining were $24.7 million compared to $40.3 million during YTD 2018. This decrease is primarily due to the cessation of mining at San Francisco. Low-grade stockpile rehandling costs are allocated to costs of mining and were $5.3 million compared to $nil during YTD 2018. Deferred stripping cost capitalization were $nil compared to $6.6 million during YTD 2018. During YTD 2018, the Company began applying diesel credits which decreased contract mining costs by $2.6 million compared to $nil during YTD 2019. The Florida Canyon Mine contributed an additional $19.4 million compared to $9.5 million during YTD 2018.

Crushing and gold recovery costs were $39.2 million compared to $34.6 million during YTD 2018. This increase is primarily due to Florida Canyon, which contributed $17.5 million compared to $9.3 million during YTD 2018. At San Francisco, cyanide costs, labour costs and maintenance costs were $2.1 million, $0.7 million and $0.6 million lower, respectively, compared to YTD 2018.

Mine site administrative costs were $6.4 million compared to $5.3 million during YTD 2018. At San Francisco, there was a decrease in labour and personnel transportation costs and consulting costs of $0.6 million compared to YTD 2018. The Florida Canyon Mine contributed $3.4 million compared to $1.4 million during YTD 2018.

Change in inventories increased cost of sales by $10.5 million compared to a decrease of $20.1 million during YTD 2018. This increase is mainly due to the $8.8 million impairment at San Francisco resulting from a reduction in recoverable ounces and net realizable value expected to be achieved during residual leaching. This is offset by Florida Canyon which decreased by $1.4 million compared to $3.1 million during YTD 2018. Even though there were more ounces produced from the pad than ounces recoverable deposited on the pad during YTD 2019, the cost per ounce of the ounces going to the pad is increasing.

Depletion and depreciation costs form a component of cost of sales and were $7.5 million compared to $4.0 million during YTD 2018. The Florida Canyon Mine contributed an additional $4.0 million compared to $0.5 million during YTD 2018.

Corporate and administrative expenses

Corporate and administrative expenses decreased to $5.4 million compared to $10.0 million during YTD 2018. The significant cash components of these expenses include salaries, consulting and professional fees, and administration. Salaries were $2.5 million compared to $2.9 million during YTD 2018. Consulting and professional fees were $1.8 million compared to $5.0 million during YTD 2018, due to an additional $2.7 million of Rye Patch transaction costs incurred during YTD 2018. Administrative and other were $1.0 million compared to $0.9 million during YTD 2018. The significant non-cash component of these expenses includes share-based payments, which was a recovery of $0.2 million compared to an expense of $0.7 million during YTD 2018.

Impairment of mineral properties and other assets

Refer to Review of Consolidated Financial Information for Q3 2019 compared to Q3 2018 section above.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Finance expense (income), net

Finance expense was $1.3 million compared to finance income of $1.0 million during YTD 2018. This is due to a non-cash warrant revaluation gain of $nil compared to $2.2 million during YTD 2018. Accretion expense was $0.9 million compared to $0.6 million during YTD 2018. Interest and accretion expense on the equipment loans payables and other financial liability was $0.4 million compared to $0.6 million during YTD 2018.

(Loss) gain on the derivative contracts

Loss on the derivative contracts was $3.6 million compared to a gain of $14.7 million during YTD 2018. The current pricing program is described in the Review of Consolidated Financial Information for Q3 2019 compared to Q3 2018 section above.

During YTD 2019, realized loss on these contracts was $2.1 million.

Income taxes

Income tax recovery was $4.4 million compared to an expense of $6.1 million during YTD 2018.

The current tax recovery was $1.8 million compared to an expense of $2.5 million during YTD 2018. At Florida Canyon, there was a recovery of $1.8 million due to additional deductions of depreciation on plant and equipment. Additionally, adjustments to inventory tax basis allowed for recovery of fiscal 2018 tax expense.

Deferred tax recovery was $2.6 million compared to an expense of $3.5 million during YTD 2018. During YTD 2019, at Florida Canyon loss carryforwards led to a recovery of $0.1 million. At San Francisco, the impairment resulted in reduction of the accounting base of assets and reversal of the deferred tax liability. During YTD 2018, there was more capitalized deferred stripping costs which are deductible for tax purposes increasing the deferred tax expense. Additionally, the derivative gain increased deferred tax expense by $2.6 million.

OUTLOOK

The Company’s focus is on finalizing the ramp up of operations at Florida Canyon.

Florida Canyon Mine (100%-owned)

The Florida Canyon Mine was acquired through the acquisition of Rye Patch which was finalized on May 25, 2018. Florida Canyon is a past-producing mine, which was restarted by Rye Patch in 2017, with commercial production declared on January 1, 2018.

During Q3 2019, the Florida Canyon Mine produced 9,620 ounces of gold and 6,793 ounces of silver. Production for the quarter was negatively impacted by very low mining equipment availability. Mechanical availability for the principal mining fleet for the quarter averaged below 50%. Primary causes for the low availability are the aged condition of the equipment where multiple pieces of equipment have over 90,000 operating hours and required addressment of safety deficiencies regarding fluid leaks. The unsustainable condition of the mine fleet has been addressed by procurement of new loading and hauling equipment as press released on October 8, 2019. The new equipment will be phased into production over the 4th quarter and will remove the principal cause of the low production in the previous quarters.

Metallurgical recovery and process operations continue to meet expectations.

Work continues to optimize the mine with improved equipment productivity and mining capacity with a view to optimize efficiency resulting in significant gains in productivity, ounces produced and cost reduction.

Expected capital expenditures for fiscal 2019 total approximately $15.0 million primarily comprising of $2.7 million for the storm water diversion channel, $2.1 million for down payment on the new mining equipment and $8.2 million for construction of the Phase II leach pad.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

The diversion channel is 85% complete and will be completed during Q4 2019. Completion of the structure is required before ore can be processed on the new Phase II leach pad. Given the current state of completion, the Company does not foresee any delays with regard to leaching of new ore on the Phase II leach pad arising from completion of the storm water diversion channel.  The structure will be completed on time and on budget.

Final approvals for the construction of the Phase II leach pad were received on October 2nd. Total capital for the leach pad is expected to be approximately $14.9 million with construction completed in early Q2 2020. The Company has also received regulatory approvals for phased construction which facilitates early leach operations on the new pad which will result in improved operating efficiencies. Current design capacity is sufficient for approximately three years of production. Additional capacity can be realized by increasing the height of the heap which is subject to regulatory approval.

Financing for the expected capital expenditures is anticipated to be fulfilled through future debt financing.

San Francisco Mine (100%-owned)

During the quarter, operations at the San Francisco mine continued with processing of low grade stock piles resulting in the placement of 12,809 ounces onto the pad. The Company anticipates the low grade stock will be exhausted during Q4 2019 after which crushing will cease and operations will solely focus on recovery of the residual inventory ounces.

Cash flow from operations from the quarter were used to service dated accounts payable.

The Company is currently exploring value-maximizing alternatives for the operation.

Ana Paula Project (100%-owned)

Exploration and development work at Ana Paula were temporarily suspended in August 2018 as a result of the lack of capital to advance the Project. Work at the Project remains suspended until the corporation has access to sufficient funding to resume activities. The Project is maintained in good standing with respect the regulatory and local communities.

LIQUIDITY, CONTINGENCIES, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the market price of gold, production levels, operating costs, capital costs, exploration expenditures, the timing of VAT recoveries, income tax refunds, and foreign currency fluctuations. In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

At September 30, 2019, the Company had positive net working capital of $45.3 million. The Company had cash and cash equivalents of $13.2 million, trade and other receivables of $8.1 million, current inventories of $55.5 million, and trade payables and accrued liabilities of 31.0 million.

The current derivative contracts program is described in the Review of Consolidated Financial Information for Q3 2019 compared to Q3 2018 section above.

Contingencies

Various tax and legal matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements in the period such changes occur.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Peal arbitration

During February 2019, Peal de Mexico, S.A. DE C.V. (“Peal”) gave notice of the termination of the mining services contract (“Peal Contract”) between Peal and Molimentales del Noroeste, S.A. de C.V.. Peal also entered in the arbitration process seeking to recover demobilization expenses and a termination penalty under the Peal Contract. The Company has properly accrued all expenses, including demobilization costs, based on the actual costs incurred. The Company has not accrued a termination penalty of $20.0 million as it does not believe there is basis for the claim in the Peal Contract. The Company intends to vigorously defend its position in the arbitration and no additional liability has been recognized in the consolidated financial statements.

Maverix

During July 2019, the Company received formal notice from Maverix Metals Inc., a 3.25% royalty holder of the Florida Canyon Mine, seeking arbitration to resolve disputed allowable deductions in the royalty calculations. The arbitration notice states that the dollar amount of the claim is still being calculated but the disputed amount based on past production is $1.0 million. The Company remains confident that the historical calculation of the royalty is correct. The Company intends to vigorously defend its interests and the interests of its stakeholders. The Company has accrued $0.3 million of the disputed amount.

Notice of Civil Claim

On May 2, 2019, the Company received a Notice of Civil Claim from a former shareholder of Rye Patch whose shares were acquired by the Company (note 4 of the Company’s interim financial statements). The plaintiff brought the claim pursuant to the Class Proceedings Act and is seeking damages against the Company and certain directors and officers for misrepresentations with respect to anticipated gold production during the year ended December 31, 2018. The Company has reviewed the claim and the outcome is not determinable at this time. However, in the unlikely event the claim is successful, the Company is adequately insured for any reasonable outcome. Accordingly, no additional liability has been recognized in the interim financial statements.

Cash flow

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash and cash equivalents, beginning of period	$17,499	$19,699	$21,978	$31,474
Cash (used in) provided by operating activities	(1,571)	(4,194)	589	(16,635)
Cash (used in) provided by investing activities	(2,269)	11,002	(7,928)	13,981
Cash used in financing activities	(482)	(2,024)	(1,475)	(4,226)
Effects of exchange rate changes on the balance of cash held in foreign currencies	(3)	(17)	10	(128)
Cash and cash equivalents, end of period	$13,174	$24,466	$13,174	$24,466

Review of Cash flow Q3 2019 compared to Q3 2018

Cash used in operating activities was $1.6 million compared to $4.2 million during Q3 2018:

-	Loss from mine operations was $7.2 million compared to earnings of $0.9 million during Q3 2018;
-	Movements in trade receivables increased cash by $1.3 million compared to $0.8 million during Q3 2018 due to:
•	The Company collected $3.1 million VAT compared to $4.2 million during Q3 2018.
-	Movements in trade payables and other liabilities decreased cash by $0.3 million compared to an increase of $0.6 million during Q3 2018;

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

-	Movements in inventories increased cash by $7.1 million compared to a decrease of $6.8 million during Q3 2018:
•	Movements in ore in process decreased cash by $1.2 million, which excludes the impairment of $9.5 million;
•	Movements in finished goods increased cash by $0.3 million; and,
•	Movements in supplies inventory decreased cash by $0.4 million.

Cash used in investing activities was $2.3 million compared to cash provided by investing activities of $11.0 million during Q3 2018:

-	Expenditures related to the San Francisco Mine were $0.4 million compared to $1.4 million during Q3 2018;
-	Expenditures related to the Florida Canyon Mine were $0.2 million compared to $0.5 million during Q3 2018;
-	Expenditures related to Ana Paula Project were $0.9 million compared to $2.2 million during Q3 2018;
-	Reclamation bond deposit was $0.8 million during Q3 2019 compared to $nil during Q3 2018;
-	Reclamation bond refund was $nil compared to $5.1 million during Q3 2018; and,
-	Short-term investments of $10.0 million matured during Q3 2018.

Cash used in financing activities was $0.5 million compared to $2.0 million during Q3 2018:

-	Repayment of equipment loans was $0.4 million compared to $0.1 million during Q3 2018;
-	Interest payments on equipment loans and other financial liability was $0.1 million during Q3 2019 and Q3 2018; and,
-	Credit facility principal and accrued interest was $1.8 million during Q3 2018.

Review of Cash flow YTD 2019 compared to YTD 2018

Cash provided by operating activities was $0.6 million compared to cash used in operating activities of $16.6 million during YTD 2018:

-	Loss from mine operations was $4.6 million compared to earnings of $11.8 million during YTD 2018;
-	Movements in trade receivables increased cash by $2.6 million compared to a decrease of $4.7 million during YTD 2018 due to:
•	The Company collected $8.1 million VAT compared to $9.6 million during YTD 2018.
-	Movements in trade payables and other liabilities decreased cash by $5.6 million compared to $1.0 million during YTD 2018;
-	Income taxes paid decreased cash by $nil compared to $1.3 million during YTD 2018; and,
-	Movements in inventories increased cash by $10.6 million compared to a decrease of $18.6 million during YTD 2018:
•	Movements in ore in process increased cash by $1.0 million, which excludes the impairment of $9.5 million;
•	Movements in finished goods increased cash by $1.4 million; and,
•	Movements in supplies inventory increased cash by $0.2 million.

Cash used in investing activities was $7.9 million compared to cash provided by investing activities of $14.0 million during YTD 2018:

-	Expenditures related to the San Francisco Mine were $1.3 million compared to $9.1 million during YTD 2018;
-	Expenditures related to the Florida Canyon Mine were $1.9 million compared to $0.6 million during YTD 2018;
-	Expenditures related to Ana Paula developments were $4.0 million compared to $12.5 million during YTD 2018;
-	Reclamation bond deposit was $0.8 million compared to $nil during YTD 2018;
-	Reclamation bond refund was $0.1 million compared to $5.1 million during YTD 2018;
-	Short-term investments of $20.0 million matured during YTD 2018; and,
-	Cash received on the Rye Patch acquisition was $10.9 million during YTD 2018.

Cash used in financing activities was $1.5 million compared to $4.2 million during YTD 2018:

-	Repayment of equipment loans was $1.2 million compared to $0.2 million during YTD 2018;
-	Interest payments on equipment loans and other financial liability was $0.3 million compared to $0.1 million during YTD 2018; and,
-	Credit facility principal and accrued interest was $3.8 million during YTD 2018.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Currency risk

At San Francisco, approximately 50% of the operating expenditures are denominated in Mexican pesos, while approximately 64% of the corporate and administrative expenditures are denominated in Canadian dollars. Fluctuations in these currencies affect costs.

During Q3 2019, the Mexican peso averaged MXP 19.42 to $1.00, and the Canadian dollar averaged C$1.32 to $1.00. During Q3 2018, the Mexican peso averaged MXP 18.98 to $1.00 and the Canadian dollar averaged C$1.31 to $1.00. The effect of the difference in average exchange rates decreased costs at San Francisco during Q3 2019 by approximately $0.1 million.

During YTD 2019, the Mexican peso averaged MXP 19.26 to $1.00, and the Canadian dollar averaged C$1.33 to $1.00. During YTD 2018, the Mexican peso averaged MXP 19.04 to $1.00, and the Canadian dollar averaged C$1.29 to $1.00. The effect of the difference in average exchange rates decreased costs during YTD 2019 by approximately $0.2 million.

Capital resources

The capital of the Company consisted of consolidated equity, equipment loans payable, and other financial liability, net of cash and cash equivalents.

	September 30,	December 31,
	2019	2018
Equity	$124,703	$254,224
Equipment loans payable	3,375	4,535
Other financial liability	2,500	2,441
	130,578	261,200
Less: Cash and cash equivalents	(13,174)	(21,978)
	$117,404	$239,222

At September 30, 2019, the Company was not subject to any externally imposed capital requirements. The capital resources of the Company decreased to $117.4 million from $239.2 million at December 31, 2018.

Bought deal financing utilization

Use of proceeds pertaining to November 30, 2016, bought deal financing

On November 30, 2016, the Company closed a bought-deal public offering of 36,400,000 units at a price of C$0.55 per unit for aggregate gross proceeds of C$20.0 ($14.9) million and net proceeds of C$19.0 ($14.1) million. All proceeds have been utilized as disclosed in the Company’s final short form prospectus dated July 12, 2017, apart from the planned amount to be spent on the El Sauzal Plant refurbishment totalling $3.6 million.

The Company has subsequently reallocated $3.4 million and $0.2 million to support San Francisco and corporate and administrative expenses, respectively.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Use of proceeds pertaining to July 20, 2017, bought deal financing

On July 20, 2017, the Company closed a bought-deal public offering of 8,062,000 units at a price of C$6.25 per unit for aggregate gross proceeds of C$50.4 ($40.0) million and net proceeds of C$47.7 ($37.9) million. Proceeds utilized totalling $27.1 million are consistent with the Company’s final short form prospectus dated July 12, 2017.

Use of Proceeds (expressed in millions) (1)	Intended use of proceeds as disclosed in the 2017 prospectus	Use of proceeds

Pre-construction activities
Work in support of the feasibility study including engineering and EPCM, metallurgy, environmental and other studies	$7.5	$4.1
Land acquisitions and change of land use permits	4.3	5.3
Owners costs including site CSR and concession payments	3.6	8.0
Exploration of underground, surface potential and hydrology	9.0	8.4

Early construction activities
Equipment refurbishment and access road	3.0	1.3
Initiating mining pre-stripping	4.6	-
Tailings storage facility earthworks	4.7	-
Total (2)	$36.7	$27.1

(1)

Refer to the Company’s Final Short Form Prospectus dated July 12, 2017, filed at www.sedar.com. Figures are estimates and have been translated to United States dollars assuming an exchange rate equal to $1.00 = C$1.2941 being the Bank of Canada average daily rate on July 11, 2017.

(2)

The Company invested $17.3 million on the Ana Paula Project during fiscal 2017. During the nine months ended September 30, 2017, $12.5 million was spent on the Project. The $27.1 million in the table above relates to spending from Q3 2017 through to Q3 2019.

The Company reallocated $2.8 million of the proceeds to support the Rye Patch acquisition. The remaining $6.8 million has been spent to support San Francisco.

Dividends

No dividends were declared or paid during Q3 2019.

Outstanding share data

The total number of outstanding common shares, share options, and warrants at November 6, 2019, are 84,707,143, 2,906,588 and 11,038,159, respectively.

NON-GAAP AND ADDITIONAL GAAP MEASURES

Non-GAAP Measures

Cash cost per gold ounce on a by-product basis

Cash cost per gold ounce on a by-product basis (“cash cost”) are non-GAAP performance measures that management uses to assess the Company’s performance and its expected future performance. The Company has included the non-GAAP performance measures of cash cost throughout this document. In the gold mining industry, these are common performance measures but they do not have any standardized meaning. As such, they are unlikely to be comparable to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The cash cost is calculated by dividing the operating production costs by the total number of gold ounces sold and deducting the by-product silver credits per gold ounce sold. The following table provides a reconciliation of the calculation of cash cost to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Production costs (1)	$22,807	$25,587	$75,121	$61,801
Divided by gold sold (ozs)	18,267	23,038	63,964	60,613
	1,249	1,111	1,174	1,020
Less: By-product silver credits per gold ounce (2)	(10)	(9)	(10)	(9)
Cash cost per gold ounce on a by-product basis	$1,239	$1,102	$1,164	$1,011

(1)

For the three and nine months ended September 30, 2019, production costs have been adjusted to exclude inventory impairment of $8.8 million (three and nine months ended September 30, 2018 - $nil). Including the inventory impairment, cash cost per gold ounce on a by-product basis, would be $1,722 and $1,302 for Q3 2019 and YTD 2019, respectively.

(2)

Management determined that silver metal revenues, when compared to gold metal revenues, are immaterial and therefore considered a by-product of the production of gold. For the three and nine months ended September 30, 2019, total by-product silver credits were $0.2 million and $0.6 million, respectively (three months and nine months ended September 30, 2018 - $0.2 million and $0.5 million, respectively).

Cash cost is calculated for the San Francisco Mine and the Florida Canyon Mine in the same manner as on a consolidated basis.

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost is not necessarily indicative of earnings from operations or cash flow from operations as determined under GAAP. Other companies may calculate these measures differently.

All-in sustaining cost per gold ounce

The Company has adopted an all-in sustaining cost per ounce on a by-product basis performance measure which is calculated in accordance with the guidance note issued by the World Gold Council. Management uses this information as an additional measure to evaluate the Company’s performance and ability to generate cash.

All-in sustaining costs on a by-product basis include total production cash costs, corporate and administrative expenses, sustaining capital expenditures and accretion for site reclamation and closure costs. These reclamation and closure costs represent the gradual unwinding of the discounted liability to rehabilitate the area around San Francisco and Florida Canyon at the end of their mine lives. The Company believes this measure to be representative of the total costs associated with producing gold; however, this performance measure has no standardized meaning. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

The following table provides a reconciliation of the all-in sustaining cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Production costs (1)	$22,807	$25,587	$75,121	$61,801
Corporate and administrative expenses (2)	1,525	2,161	5,401	6,907
Sustaining capital expenditures (3)	550	1,987	3,224	9,745
Accretion for site reclamation and closure	311	269	936	486
Less: By-product silver credits	(177)	(214)	(621)	(524)
	25,016	29,790	84,061	78,259
Divided by gold sold (ozs)	18,267	23,038	63,964	60,613
All-in sustaining cost per gold ounce on a by-product basis	$1,369	$1,293	$1,314	$1,291

(1)

Production costs adjusted for the three and nine months ended September 30, 2019, to remove inventory impairment of $8.8 million (three and nine months ended September 30, 2018 - $nil). Including the inventory impairment, AISC per gold ounce on a by-product basis, would be $1,853 and $1,452 for Q3 2019 and YTD 2019, respectively.

(2)

Corporate and administrative expenses adjusted for the three and nine months ended September 30, 2018, to remove Rye Patch transaction costs of $0.1 million and $2.7 million, respectively, and termination benefits of $0.5 million and $0.5 million respectively.

(3)

Sustaining capital expenditures for the three and nine months ended September 30, 2019, includes deferred stripping of $nil and $nil, respectively (three and nine months ended September 30, 2018 - $1.4 million and $6.6 million, respectively).

AISC calculated for the San Francisco Mine and the Florida Canyon Mine excludes corporate and administrative expenses and accretion for site reclamation and closure.

Additional GAAP Measures

The Company has included additional GAAP measures which include (loss) earnings from mine operations and (loss) earnings from operations throughout this document. Management believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(Loss) earnings from mine operations

(Loss) earnings from mine operations represents the difference between metal revenues and cost of sales (including depreciation and depletion). Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance and to assess the Company’s ability to generate operating cash flow.

(Loss) earnings from operations

(Loss) earnings from operations represents the difference between (loss) earnings from mine operations and corporate and administrative expenses. Management believes that this presentation provides useful information to investors to evaluate the Company’s mine operating performance when also taking into account certain costs not directly associated with production.

The additional GAAP measures described above do not have a standardized meaning prescribed by IFRS. As such, there are likely to be differences in the method of computation when compared to similar measures presented by other issuers.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), effective as of September 30, 2019. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, and note 2 of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2019 and 2018, are consistent with those applied and disclosed in the Company’s annual consolidated financial statements, except for the following:

Leases

On January 1, 2019, the Company adopted IFRS 16 - Leases ("IFRS 16") which superseded IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on balance sheet accounting model that is similar to the finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company adopted IFRS 16 on January 1, 2019, using the modified retrospective approach, in accordance with the transitional provisions in IFRS 16. This did not have a material impact on the Company’s interim financial statements with the exception of additional disclosures included in notes 8, 10 and 13 regarding assets, liabilities, and expenses recognized in the period in connection with leases.

On adoption of IFRS 16, the Company analyzed its contracts to identify whether they are or contain a lease arrangement and did not identify any leases which qualify for recognition under IFRS 16, except office leases. The Company has elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight-line basis for short-term leases (lease term of 12 months or less) and low value leases. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short-term leases.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and acting Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified.

Management regularly reviews the Company’s disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud. As of the end of the period covered by this report, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified as of September 30, 2019.

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and,

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company assets or incurring liabilities or other obligations that could have a material effect on the consolidated financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. At December 31, 2018, under the supervision and with the participation of the CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during Q3 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A and AIF for the year ended December 31, 2018.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported but embody different approaches and definitions.

The Company reports “resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A describing mineralization and resources under Canadian standards is not comparable to similar information published by United States companies subject to the reporting and disclosure requirements of the Commission. It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

and legally produced or extracted at the time the reserve determination is made. In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of a feasibility study. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

For detailed technical information related to the Company’s exploration, development, and operating assets, please refer to the Company’s website at www.aliogold.com or the most recent Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recovery, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recovery. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward- looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental or local community approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” per above.

ALIO GOLD INC.

Management’s Discussion and Analysis

For the three and nine months ended September 30, 2019 and 2018

(In United States dollars, tabular amounts in thousands, except where noted)

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.